UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-39237

ATLAS CORP.

(Exact name of Registrant as specified in its Charter)

23 Berkeley Square

London, United Kingdom

W1J 6HE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Resignation of Chief Financial Officer

On February 11, 2025, Atlas Corp. (the “Company”) received the resignation of William Kostlivy as Chief Financial Officer, effective February 11, 2025. Mr. Kostlivy has chosen to resign to pursue other opportunities and his decision to resign was not related to any disagreement with the Company on any matter relating to its operations, policies or practices. Bing Chen, President and Chief Executive Officer of the Company, will assume the role of Interim Chief Financial Officer upon Mr. Kostlivy’s departure.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 12, 2025

ATLAS CORP.

By:	/s Bing Chen
Name:	Bing Chen
Title:	President and Chief Executive Officer